September 19, 2012

Via Edgar Transmission

United States Securities and Exchange Commission

Division of Corporation Finance

Washington, D.C. 20549

Attention: Andrew D. Mew, Donna Di Silvio and Mara Ransom

Re:	Form 10-K for Fiscal Year Ended December 31, 2011
Filed February 29, 2012
Response dated August 29, 2012
File No. 000-19848

Dear Ladies and Gentlemen:

Reference is made to the letter dated September 12, 2012 (the “Comment Letter”) from the staff of the Division of Corporation Finance of the Securities and Exchange Commission (the “Staff”) regarding the Annual Report on Form 10-K of Fossil, Inc. (the “Company”) for the fiscal year ended December 31, 2011, filed with the Securities and Exchange Commission (the “Commission”) on February 29, 2012 (the “Form 10-K”) and the response letter filed with the SEC on August 29, 2012.

The Company’s responses to the Comment Letter are numbered to correspond to the Staff’s comments as numbered in the Comment Letter.  For your convenience, the Staff’s comments contained in the Comment Letter have been restated below in their entirety, with the Company’s responses thereto set forth immediately under each such comment.

Form 10-K for the Fiscal Year Ended December 31, 2011

Item 7. Management’s Discussion and Analysis of Financial Condition and Results of Operations, page 41

Liquidity and Capital Resources, page 53

1.                                      We note your response to comment 7 in our letter dated August 6, 2012. Please ensure that your expanded disclosure also addresses the source of funds needed to fulfill such commitments.

Response:

The Company confirms that future disclosure regarding its material commitments for capital expenditures, if any, will address the source of funds needed to fulfill such commitments.

Item 8. Consolidated Financial Statements and Supplementary Data, page 59

Consolidated Statements of Cash Flow, page 63

2.                                      We note your response to comment 8 in our letter dated August 6, 2012 and your disclosure of the increase in the allowance for doubtful accounts in your Consolidated Statements of Cash Flows. Please revise in future filings to disclose on the face of your Consolidated Statements of Income and Comprehensive Income your provision for doubtful accounts as required by Rule 5-03.5 of Regulation S-X. Please note that the total amount charged to costs and expenses relating to your doubtful accounts receivables reflected on the face of your statements of income should correspond to that amount of additions charged to operations shown in your Schedule II.

Response:

The Company notes the Staff’s comment and, in its future Form 10-K filings, will disclose on the face of its Consolidated Statements of Income and Comprehensive Income its provision for doubtful accounts in accordance with Rule 4-02 of Regulation S-X.  The Company also notes that the total amount charged to costs and expenses relating to its doubtful accounts receivables reflected on the face of its Consolidated Statements of Income and Comprehensive Income should correspond to that amount of additions charged to operations shown in its Schedule II.

* * * * *

The Company acknowledges that:

•                  the Company is responsible for the adequacy and accuracy of the disclosures in the filings;

•                  staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings; and

•                  the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Fossil, Inc.

By:	/s/ MIKE L. KOVAR
Name:	Mike L. Kovar
Title:	Executive Vice President, Chief Financial Officer and Treasurer

cc:	Kosta N. Kartsotis, Fossil, Inc.
Randy Hyne, Fossil, Inc.
Garrett DeVries, Haynes and Boone, LLP